# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: XWELL, Inc., CIK 0001410428
CUSIP: 98420U802
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 254 West 31st Street, 11th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001481867

## Reporting persons
- Iroquois Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 387,444; sole dispositive power 0; shared dispositive power 387,444; aggregate amount beneficially owned 387,444 (4.6% of the class)
  Comment: Explanatory Note: This Amendment No. 2 is being filed to correct Amendment No. 1 filed on August 12, 2026. Due to a clerical error, Amendment No. 1 inadvertently omitted the beneficial ownership of certain shares of Common Stock owned by the Reporting Persons as of June 30, 2026.
- Richard Abbe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 79,500; shared voting power 387,444; sole dispositive power 79,500; shared dispositive power 387,444; aggregate amount beneficially owned 466,944 (5.5% of the class)
  Comment: Explanatory Note: This Amendment No. 2 is being filed to correct Amendment No. 1 filed on August 12, 2026. Due to a clerical error, Amendment No. 1 inadvertently omitted the beneficial ownership of certain shares of Common Stock owned by the Reporting Persons as of June 30, 2026.
- Kimberly Page: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 387,444; sole dispositive power 0; shared dispositive power 387,444; aggregate amount beneficially owned 387,444 (4.6% of the class)
  Comment: Explanatory Note: This Amendment No. 2 is being filed to correct Amendment No. 1 filed on August 12, 2026. Due to a clerical error, Amendment No. 1 inadvertently omitted the beneficial ownership of certain shares of Common Stock owned by the Reporting Persons as of June 30, 2026.

## Item 1. Issuer
Name of issuer: XWELL, Inc.
Address of issuer's principal executive offices: 254 West 31st Street, 11th Floor, New York, NY 10001

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (i) Iroquois Capital Management LLC, a Delaware limited liability company ("Iroquois"), (ii) Richard Abbe, and (iii) Kimberly Page ("Mr. Abbe" and "Ms. Page," together with Iroquois, the "Reporting Persons").

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund Ltd. ("IMF") with Ms. Kimberly Page, each of whom is a director of IMF. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by IMF. Iroquois Capital is the investment advisor for IMF and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of Iroquois Capital Investment Group LLC ("ICIG"). As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaim beneficial ownership of these shares, except to the extent of its, his or her pecuniary interest in such shares, if any.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 2 Overhill Road, Scarsdale, NY 10583.
Citizenship: Iroquois Capital Management LLC is a Delaware limited liability company. Richard Abbe is an individual who is a citizen of the United States of America. Kimberly Page is an individual who is a citizen of the United States of America.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference.
The Reporting Persons no longer own any shares of Common Stock as of June 30, 2026.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference. Such percentage is based on 8,444,266 shares of Common Stock of the Issuer outstanding as of May 14, 2026, as represented in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2026.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Iroquois Capital Management, LLC: /s/ Richard Abbe, Richard Abbe, President (08/13/2026)
- Richard Abbe: /s/ Richard Abbe, Richard Abbe (08/13/2026)
- Kimberly Page: /s/ Kimberly Page, Kimberly Page (08/13/2026)